Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	March 30,	December 30,
	2024	2023
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$486,208	$355,669
Restricted cash	—	800,000
Accounts receivable, net	454,799	287,252
Costs and estimated earnings in excess of billings	11,681	10,289
Inventories	338,501	241,350
Other current assets	40,644	17,937
Current assets held for sale	1,375	1,134
Current portion of tax receivable agreement interests	3,500	6,318
Total current assets	1,336,708	1,719,949
Property, plant and equipment, less accumulated depreciation, depletion and amortization (March 30, 2024 - $1,447,284 and December 30, 2023 - $1,267,557)	4,417,355	1,976,820
Goodwill	1,991,482	1,225,861
Intangible assets, less accumulated amortization (March 30, 2024 - $28,335 and December 30, 2023 - $18,972)	179,587	68,081
Operating lease right-of-use assets	89,251	36,553
Other assets	108,264	59,134
Tax receivable agreement interest, net of current portion	122,631	126,131
Total assets	$8,245,278	$5,212,529
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$7,575	$3,822
Current portion of acquisition-related liabilities	8,993	7,007
Accounts payable	290,914	123,621
Accrued expenses	189,934	172,934
Current operating lease liabilities	16,745	8,596
Billings in excess of costs and estimated earnings	6,005	8,228
Total current liabilities	520,166	324,208
Long-term debt	2,772,709	2,283,639
Acquisition-related liabilities	20,655	28,021
Deferred tax liabilities	342,040	100,812
Noncurrent operating lease liabilities	78,618	33,230
Other noncurrent liabilities	267,337	87,614
Total liabilities	4,001,525	2,857,524
Commitments and contingencies (see note 11)
Members' equity	3,393,412	1,421,610
Accumulated earnings	870,874	949,204
Accumulated other comprehensive loss	(20,533)	(15,809)
Total members' interest	4,243,753	2,355,005
Total liabilities and members' interest	$8,245,278	$5,212,529

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended
	March 30, 2024	April 1, 2023
Revenue:
Product	$728,694	$372,172
Service	44,535	35,098
Net revenue	773,229	407,270
Delivery and subcontract revenue	31,786	28,118
Total revenue	805,015	435,388
Cost of revenue (excluding items shown separately below):
Product	556,020	295,881
Service	36,205	30,038
Net cost of revenue	592,225	325,919
Delivery and subcontract cost	31,786	28,118
Total cost of revenue	624,011	354,037
General and administrative expenses	68,526	45,998
Depreciation, depletion, amortization and accretion	95,971	50,894
Transaction and integration costs	62,208	364
Gain on sale of property, plant and equipment	(848)	(430)
Operating loss	(44,853)	(15,475)
Interest expense	51,892	27,420
Loss on debt financings	5,453	493
Gain on sale of businesses	(14,985)	—
Other income, net	(8,687)	(5,710)
Loss from operations before taxes	(78,526)	(37,678)
Income tax benefit	(196)	(467)
Net loss attributable to Summit LLC	$(78,330)	$(37,211)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended
	March 30, 2024	April 1, 2023
Net loss	$(78,330)	$(37,211)
Other comprehensive income (loss):
Foreign currency translation adjustment	(4,724)	203
Comprehensive loss attributable to Summit LLC	$(83,054)	$(37,008)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Three months ended
	March 30, 2024	April 1, 2023
Cash flows from operating activities:
Net loss	$(78,330)	$(37,211)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	106,354	53,927
Share-based compensation expense	6,720	4,708
Net gain on asset and business disposals	(15,834)	(868)
Non-cash loss on debt financings	5,453	161
Change in deferred tax asset, net	(1,494)	(1,510)
Other	748	26
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(11,127)	20,414
Inventories	(5,302)	(20,960)
Costs and estimated earnings in excess of billings	(1,799)	(7,868)
Other current assets	845	(3,748)
Other assets	8,339	2,239
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	21,177	20,443
Accrued expenses	(60,693)	(27,968)
Billings in excess of costs and estimated earnings	(1,780)	(1,507)
Other liabilities	(6,782)	57
Net cash (used in) provided by operating activities	(33,505)	335
Cash flows from investing activities:
Acquisitions, net of cash acquired	(1,100,919)	(55,477)
Purchase of intellectual property	(21,400)
Purchases of property, plant and equipment	(58,519)	(63,584)
Proceeds from the sale of property, plant and equipment	2,664	1,777
Proceeds from sale of businesses	75,993	—
Other	(1,240)	(1,045)
Net cash used in investing activities	(1,103,421)	(118,329)
Cash flows from financing activities:
Capital (distributions to) contributions by member	593	15
Proceeds from debt issuances	1,007,475	—
Debt issuance costs	(17,550)	(1,566)
Payments on debt	(506,392)	(4,414)
Payments on acquisition-related liabilities	(6,124)	(11,374)
Other	(9,409)	(5,719)
Net cash provided by (used in) financing activities	468,593	(23,058)
Impact of foreign currency on cash	(1,128)	58
Net decrease in cash and cash equivalents and restricted cash	(669,461)	(140,994)
Cash and cash equivalents and restricted cash—beginning of period	1,155,669	520,451
Cash and cash equivalents and restricted cash—end of period	$486,208	$379,457

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Members' Interest
(In thousands)

	Total Members' Interest
			Accumulated
			other	Total
	Members'	Accumulated	comprehensive	members'
	equity	earnings	loss	interest
Balance — December 30, 2023	$1,421,610	$949,204	$(15,809)	$2,355,005
Net contributed capital	1,974,491	—	—	1,974,491
Net loss	—	(78,330)	—	(78,330)
Other comprehensive loss	—	—	(4,724)	(4,724)
Share-based compensation	6,720	—	—	6,720
Shares redeemed to settle taxes and other	(9,409)	—	—	(9,409)
Balance — March 30, 2024	$3,393,412	$870,874	$(20,533)	$4,243,753

Balance — December 31, 2022	$1,425,278	$739,248	$(21,376)	$2,143,150
Net contributed capital	15	—	—	15
Net loss	—	(37,211)	—	(37,211)
Other comprehensive loss	—	—	203	203
Share-based compensation	4,708	—	—	4,708
Shares redeemed to settle taxes and other	(5,719)	—	—	(5,719)
Balance — April 1, 2023	$1,424,282	$702,037	$(21,173)	$2,105,146

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, six cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

On January 12, 2024, Summit Inc. completed a combination with Argos North America Corp. ("Argos USA"), Cementos Argos S.A. ("Cementos Argos"), Argos SEM LLC and Valle Cement Investments, Inc. (the "Argos Parties," and together with Argos USA, "Argos"), pursuant to which Summit Inc. acquired all of the outstanding equity interests (the "Transaction") of Argos USA from the Argos SEM LLC and Valle Cement Investments, Inc. in exchange for $1.2 billion of cash, the issuance of 54,720,000 shares of the Summit Inc.'s Class A common stock and one preferred share in a transaction valued at approximately $3.1 billion. The cash consideration was funded from the net proceeds of an $800 million offering of Senior Notes due 2031 and new term loan borrowings under our current credit facility. The purchase price is subject to customary adjustments, with any upward or downward adjustments made against the cash consideration. The Transaction Agreement, dated as of September 7, 2023, contains customary representations and warranties, covenants and agreements. For additional details related to the Transaction, see Note 2, Acquisitions, Dispositions, Goodwill and Intangibles.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 30, 2023. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of March 30, 2024, the results of operations for the three months ended March 30, 2024 and April 1, 2023 and cash flows for the three months ended March 30, 2024 and April 1, 2023.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, tax receivable agreement ("TRA") asset, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 24 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Florida, Georgia, Utah, Missouri and Kansas. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended March 30, 2024 or April 1, 2023.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products: Revenue for product sales is recognized when the performance obligation is satisfied, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on a method similar to percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

Estimating costs to be incurred for revenue recognition involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

Prior Year Reclassifications — We have reclassified transaction costs of $0.4 million for the three months ended April 1, 2023, from general and administrative expenses to a separate line item included in operating income to conform to the current year presentation.

2. ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLES

Acquisition of Argos USA

On January 12, 2024, Summit Inc. completed its acquisition of all of the outstanding equity interests of Argos USA from Argos SEM LLC and Valle Cement Investments, Inc. for total consideration of approximately $3.1 billion. Summit Inc. acquired all of the outstanding equity interests of Argos USA in exchange for (i) $1.2 billion of cash (subject to customary adjustments), (ii) 54,720,000 shares of Class A Common Stock and (iii) one share of preferred stock, par value $0.01 per share, of Summit Inc. (together with the Class A Consideration, the “Stock Consideration”).

The Argos USA assets include four integrated cement plants, two grinding facilities, 140 ready-mix concrete plants, eight ports and 10 inland terminals across the East and Gulf Coast regions, with a total installed cement grinding capacity of 9.6 million tons per annum and a total import capacity of 5.4 million tons of cement per annum.

The results of Argos USA’s operations are included in these consolidated financial statements from the closing date of the Transaction. Argos USA revenues and net income included in the consolidated income statement for the period from January 12, 2024 to March 30, 2024 was $352.4 million and $18.9 million, respectively.

The following table includes unaudited pro forma financial information that presents the consolidated results of operations for the three months ended March 30, 2024 and April 1, 2023 as if the Transaction had occurred on January 1, 2023.

	Q1 2024	Q1 2023
Total Revenues	$848,902	$835,396
Net income attributable to Summit Inc.	$(66,269)	$(35,844)

The unaudited pro forma information has been calculated after adjusting the results of Argos USA for the following impacts of the Transaction, among other items:
•Additional depreciation, depletion, and amortization for property, plant, and equipment and intangible assets acquired
•Interest expense adjustments to reflect the payoff of Argos USA debt obligations and new debt issued by the Company to complete the Transaction
•Elimination of royalties expenses paid to the parent of Argos USA which will not be incurred post-combination
•Elimination of historical transaction expenses of Argos USA incurred to pursue an initial public offering

The Company incurred combination-related costs of $61.3 million in the three months ended March 30, 2024 and none for the three months ended April 1, 2023. These expenses are included in transaction and integration costs on consolidated income statement and are reflected in pro forma net income attributable to Summit Inc. for the three months ended April 1, 2023 in the table above. The pro forma results do not include any cost savings or associated costs to achieve such savings from operating efficiencies or synergies that may result from the combination.

The unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of the consolidated results of operations of the Company had the combination actually occurred on January 1, 2023, nor of the results of our future operations of the combined business. The pro forma results are based on the preliminary purchase price allocation and will be updated to reflect the final amounts as the allocation is finalized during the measurement period.

Fair value of consideration transferred

Cash consideration	$1,145,463
Fair value of stock consideration issued	1,973,750
Total fair value of consideration transferred	$3,119,213

Summit Inc. issued 54,720,000 shares of common stock and calculated the fair value of stock consideration using a per share price of $36.07 on January 12, 2024, the closing date of the Transaction. The fair value of preferred stock is immaterial.

The preferred stock is non-transferable and has no economic rights or ordinary voting rights. The preferred stock was issued to ensure the Argos Parties’ voting interests are not involuntarily diluted and provides a short window to purchase shares of Class A Common Stock in the market, in certain limited circumstances, to prevent the Argos Parties voting interests from dropping below 25.01% of the total Summit common stock.

Argos USA Preliminary Purchase Price Allocation

The acquisition of all of the outstanding equity interests of Argos USA was accounted for in accordance with Accounting Standards Codification 805, Business Combinations. The identifiable assets acquired and liabilities assumed were recorded at their estimated preliminary acquisition date fair values. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. The following table summarizes the preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed.

Purchase Price	$3,119,213

Asset acquired:
Cash and cash equivalents	97,153
Accounts receivable, net	156,195
Inventories	95,448
Other current assets	18,178
Intangible assets, net	100,000
Property, plant and equipment, net	2,447,340
Operating lease right of use assets	55,756
Other assets	52,684

Liabilities assumed:
Accounts payable	(113,929)
Accrued expenses	(73,039)
Current operating lease liabilities	(7,545)
Noncurrent operating lease liabilities	(48,211)
Deferred tax liabilities	(263,530)
Other noncurrent liabilities	(166,233)

Fair value of identifiable net assets acquired	2,350,267
Goodwill	$768,946

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value estimates of assets acquired and liabilities assumed are pending the completion of various items, including obtaining further information regarding the identification and valuation of all assets acquired and liabilities assumed.

Certain of the more significant balances that are not yet finalized include the valuation of property, plant and equipment, intangible assets (including goodwill), inventories, and other working capital accounts, and related income tax considerations. Accordingly, management considers the balances above to be preliminary, and there could be adjustments to the consolidated financial statements in subsequent periods, including changes to depreciation and amortization expense related to the property, plant, and equipment and intangible assets acquired and their respective useful lives, among other adjustments.

The final determination of the fair values of the assets acquired and liabilities assumed will be completed within the measurement period of up to one year from the acquisition date.

The identified intangible assets acquired include Customer Relationships and Contractual Intangible Assets, with preliminary fair values of $85.0 million and $15.0 million, respectively, and expected to be amortized over a weighted average amortization period of 3 and 8 years, respectively.

Goodwill

Goodwill recognized includes synergies expected to be achieved from the operations of the combined company, the assembled workforce of Argos USA, and intangible assets that do not qualify for separate recognition. Expected synergies include both increased revenue opportunities and the cost savings from the planned integration of platform infrastructure, facilities, personnel, and systems. The transaction is considered a non-taxable business combination and the goodwill is not deductible for tax purposes. The allocation of goodwill to the Company’s reporting units is not complete and is subject to change during the measurement period. On a preliminary basis, all goodwill was assigned to the Cement reportable segment.

Intellectual Property License Agreement

In connection with the Transaction, Summit Inc. and Argos USA entered into an Intellectual Property License Agreement with the Argos Parties pursuant to which the parties will grant each other various intellectual property licenses. Certain intellectual property licenses from the Argos Parties, including the "Argos" trade name in Canada and the United States, are provided on a royalty-fee basis. The $21.4 million fair value of these acquired intangible assets was excluded from consideration transferred and recorded separately from the business combination.

Other Acquisitions

The financial results of each acquisition have been included in the Company’s consolidated results of operations beginning on the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized.

The following table summarizes the Company’s other acquisitions by region and period:

	Three months ended	Year ended
	March 30, 2024	December 30, 2023
West*	1	3
East*	—	1
Cement*	—	—
_______________________________________________________________________
* The combination with Argos USA affected all three reporting segments. In addition to the acquisition of all of the outstanding equity interests of Argos USA, we also acquired one aggregates-based operation in our West segment.

The purchase price allocation, primarily the valuation of property, plant and equipment, as well as considerations for contracts assumed in the acquisition, for the acquisitions completed during the three months ended March 30, 2024, as well as the acquisitions completed during 2023 that occurred after April 1, 2023, have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Three months ended	Year ended
	March 30, 2024	December 30, 2023
Financial assets	$1,740	$12,747
Inventories	161	6,251
Property, plant and equipment	15,170	125,207
Other assets	333	1,085
Financial liabilities	(903)	(11,973)
Other long-term liabilities	(407)	(802)
Net assets acquired	16,094	132,515
Goodwill	36,515	108,590
Purchase price	52,609	241,105
Other	—	(1,597)
Net cash paid for acquisitions	$52,609	$239,508

Changes in the carrying amount of goodwill, by reportable segment, from December 30, 2023 to March 30, 2024 are summarized as follows:

	West	East	Cement	Total
Balance—December 30, 2023	$659,704	$361,501	$204,656	$1,225,861
Acquisitions (1)	36,101	—	768,946	805,047
Dispositions (2)	—	(37,938)	—	(37,938)
Foreign currency translation adjustments	(1,488)	—	—	(1,488)
Balance—March 30, 2024	$694,317	$323,563	$973,602	$1,991,482
_______________________________________________________________________
(1) Reflects goodwill from 2024 acquisitions and working capital adjustments from prior year acquisitions.
(2) Reflects goodwill derecognition from dispositions completed during 2024.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has certain rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	March 30, 2024			December 30, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$38,677	$(6,089)	$32,588	$38,677	$(5,691)	$32,986
Mineral leases	17,375	(7,498)	9,877	17,778	(7,676)	10,102
Reserve rights	25,586	(5,226)	20,360	25,586	(5,020)	20,566
Intellectual property	21,400	(2,339)	19,061	—	—	—
Other	104,884	(7,183)	97,701	5,012	(585)	4,427
Total intangible assets	$207,922	$(28,335)	$179,587	$87,053	$(18,972)	$68,081

Amortization expense totaled $9.2 million and $0.9 million for the three months ended March 30, 2024 and April 1, 2023, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to March 30, 2024 is as follows:

2024 (nine months)	$33,705
2025	44,713
2026	34,345
2027	6,629
2028	5,707
2029	4,999
Thereafter	49,489
Total	$179,587
During the first quarter of 2024, we sold two businesses in the East segment, resulting in total proceeds of $76.0 million and a net gain on disposition of $15.0 million.

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three months ended March 30, 2024 and April 1, 2023 is as follows:

	Three months ended
	March 30, 2024	April 1, 2023
Revenue by product*:
Aggregates	$145,511	$143,653
Cement	224,097	49,013
Ready-mix concrete	312,047	138,778
Asphalt	27,985	26,635
Paving and related services	40,922	27,184
Other	54,453	50,125
Total revenue	$805,015	$435,388
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of March 30, 2024 and December 30, 2023:

	March 30, 2024	December 30, 2023
Trade accounts receivable	$441,198	$228,697
Construction contract receivables	15,110	51,567
Retention receivables	10,649	13,541
Receivables from related parties	518	—
Accounts receivable	467,475	293,805
Less: Allowance for doubtful accounts	(12,676)	(6,553)
Accounts receivable, net	$454,799	$287,252

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of March 30, 2024 and December 30, 2023:

	March 30, 2024	December 30, 2023
Aggregate stockpiles	$172,593	$165,272
Finished goods	85,921	43,122
Work in process	22,507	10,702
Raw materials	57,480	22,254
Total	$338,501	$241,350

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of March 30, 2024 and December 30, 2023:

	March 30, 2024	December 30, 2023
Interest	$43,210	$27,593
Payroll and benefits	29,616	63,888
Finance lease obligations	4,698	4,020
Insurance	34,653	25,277
Accrued taxes	21,475	12,285
Deferred asset purchase payments	7,269	5,903
Professional fees	6,580	2,036
Other (1)	42,433	31,932
Total	$189,934	$172,934
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of March 30, 2024 and December 30, 2023:

	March 30, 2024	December 30, 2023
Term Loan, due 2029:
$1,010.0 million and $504.5 million, net of $2.4 million and $4.0 million discount at March 30, 2024 and December 30, 2023, respectively	$1,007,601	$500,473
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	700,000
7 1⁄4% Senior Notes, due 2031	800,000	800,000
Total	2,807,601	2,300,473
Current portion of long-term debt	7,575	3,822
Long-term debt	$2,800,026	$2,296,651

The contractual payments of long-term debt, including current maturities, for the five years subsequent to March 30, 2024, are as follows:

2024 (nine months)	$5,050
2025	12,625
2026	10,100
2027	310,100
2028	10,100
2029	1,662,025
Thereafter	800,000
Total	2,810,000
Less: Original issue net discount	(2,399)
Less: Deferred financing costs	(27,317)
Total debt	$2,780,284

Senior Notes — On December 14, 2023, Summit LLC and Summit Finance (together, the “Issuers”) issued $800.0 million in aggregate principal amount of 7.250% senior notes due January 15, 2031 (the “2031 Notes”). The 2031 Notes were issued at 100.0% of their par value with proceeds of $788.3 million, net of related fees and expenses. The 2031 Notes were issued under an indenture dated as of December 14, 2023 (the "2031 Notes Indenture"). The 2031 Notes Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2031 Notes Indenture also contains customary events of default. The gross proceeds of the 2031 Notes were held in escrow as of December 30, 2023 as the proceeds were restricted to use for the cash consideration for the Transaction. The proceeds were released upon closing of the Transaction on January 12, 2024. Interest on the 2031 Notes is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2024.

On August 11, 2020, the Issuers issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes” and, together with the 2029 Notes and the 2031 Notes, the “Senior Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of March 30, 2024 and December 30, 2023, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities—

On January 12, 2024, Summit Materials, LLC entered into Amendment No. 7 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which among other things:

(1) established new term loans in an aggregate principal amount of $1.010 billion (the "Term Loan Facility") bearing interest, at Summit LLC’s option, based on either the base rate or Term SOFR rate and an applicable margin of (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero, resulting in a current interest rate as of March 30, 2024 of 7.83%. Amendment No. 7 also extended the maturity date for the Term Loan Facility to January 12, 2029. In addition, the new term loan is subject to a 1.00% prepayment premium in respect of any principal amount repaid in connection with certain repricing transactions occurring within six months following the Amendment No. 7 Effective Date and requires quarterly amortization payments of 0.25% of the principal amount of the Term Loan Facility on the Amendment No. 7 effective date and due on the last business day or each March, June, September and December, commencing with the June 2024 payment. The proceeds of the new term loans were used to (i) fund a portion of the cash consideration in connection with the closing of the Transaction, (ii) refinance the $504.5 million prior term loans outstanding, resulting in charges of $5.5 million which were recognized for the three months ended March 30, 2024, which included charges of $4.0 million for the write-off of original issue discount and $1.5 million for the write-off of deferred financing fees and (iii) pay fees, commissions and expenses in connection with the foregoing;

(2) in respect of the revolving credit facility thereunder (the “Revolving Credit Facility”), (a) increased the total aggregate commitments under the Revolving Credit Facility from $395.0 million to $625.0 million and (b) reduced the applicable margin (with no leverage-based step downs) to (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero; and

(3) modified certain covenants to provide greater flexibility for Summit LLC under the Credit Agreement.

The revolving credit facility matures on January 10, 2028, provided that if more than $125 million of the 2027 Notes are outstanding as of December 14, 2026, then the maturity date of the revolving credit facility will be December 14, 2026. There were no outstanding borrowings under the revolving credit facility as of March 30, 2024 and December 30, 2023, with borrowing capacity of $604.1 million remaining as of March 30, 2024, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities. In connection with the combination with Argos USA described above, Summit assumed a letter of credit related to Argos USA's workers compensation claims and insurance liabilities equal to $11.4 million which expires August 2024.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of March 30, 2024 and December 30, 2023, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, including a real property exception, for the Senior Secured Credit Facilities.

In September 2023, in connection with our agreement to acquire all of the outstanding equity interests of Argos USA, we obtained a $1.3 billion 364-day term loan bridge facility commitment from various financial institutions. The term loan bridge facility expired unused upon the closing of the Transaction in January 2024.

The following table presents the activity for the deferred financing fees for the three months ended March 30, 2024 and April 1, 2023:

Deferred financing fees
Balance—December 30, 2023	$14,463
Loan origination fees	17,550
Amortization	(1,550)
Write off of deferred financing fees	(1,462)
Balance—March 30, 2024	$29,001

Balance—December 31, 2022	$11,489
Loan origination fees	1,566
Amortization	(616)
Write off of deferred financing fees	(160)
Balance—April 1, 2023	$12,279

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.20% and (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of March 30, 2024 or December 30, 2023, which may be terminated upon demand.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) basis differences in assets divested, (3) state income taxes and the effect of graduated tax rates and (4) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the three months ended March 30, 2024 and April 1, 2023.

In 2015, Summit Inc. entered into a TRA with the holders of LP Units and certain other pre-initial public offering owners that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. actually realizes (or, under certain circumstances such as an early termination of the TRA, is deemed to realize) as the result of increases in the tax basis of tangible and intangible assets of Summit Holdings and certain other tax benefits related to entering into the TRA, including the tax benefits attributable to payments under the TRA.

In the third quarter of 2023, Summit LLC reached an agreement to acquire all of the rights and interests in the TRA from affiliates of Blackstone Inc. and certain other TRA holders for cash consideration of $122.9 million. In connection with these transactions, Summit LLC and Summit Inc. reached an agreement whereby the maximum amount Summit Inc is obligated to pay Summit LLC for the TRA interests acquired is limited to the amount Summit LLC paid for the TRA interests.

Each year, Summit Inc updates the estimated timing as to when TRA payments are expected to be made. The timing and cash tax savings of those payments can cause variations in the future value of the TRA tax attributes.. Summit LLC expects to fully realize the value its TRA interests held via future payments from Summit Inc.

As of March 30, 2024, Summit LLC had a current TRA interest asset of $3.5 million and a noncurrent TRA interest asset of $122.6 million.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

			Accumulated
		Foreign currency	other
	Change in	translation	comprehensive
	retirement plans	adjustments	(loss) income
Balance — December 30, 2023	$(120)	$(15,689)	$(15,809)
Foreign currency translation adjustment	—	(4,724)	(4,724)
Balance — March 30, 2024	$(120)	$(20,413)	$(20,533)

Balance — December 31, 2022	$(762)	$(20,614)	$(21,376)
Foreign currency translation adjustment	—	203	203
Balance — April 1, 2023	$(762)	$(20,411)	$(21,173)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	March 30, 2024	April 1, 2023
Cash payments:
Interest	$32,422	$37,970
Payments for income taxes, net	2,623	2,088
Operating cash payments on operating leases	4,846	2,402
Operating cash payments on finance leases	694	149
Finance cash payments on finance leases	1,572	4,011
Non cash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	$29,281	$21,911
Right of use assets obtained in exchange for operating lease obligations	62,305	679
Right of use assets obtained in exchange for finance leases obligations	26,235	413

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Accounting Standards Update No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended
	March 30, 2024	April 1, 2023
Operating lease cost	$6,029	$2,641
Variable lease cost	1,665	30
Short-term lease cost	9,322	7,270
Financing lease cost:
Amortization of right-of-use assets	1,459	818
Interest on lease liabilities	645	148
Total lease cost	$19,120	$10,907

	March 30, 2024	December 30, 2023
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$89,251	$36,553

Current operating lease liabilities	$16,745	$8,596
Noncurrent operating lease liabilities	78,618	33,230
Total operating lease liabilities	$95,363	$41,826
Finance leases:
Property and equipment, gross	$53,619	$30,136
Less accumulated depreciation	(11,715)	(12,088)
Property and equipment, net	$41,904	$18,048

Current finance lease liabilities	$4,698	$4,020
Long-term finance lease liabilities	32,189	14,357
Total finance lease liabilities	$36,887	$18,377

Weighted average remaining lease term (years):
Operating leases	7.7	8.4
Finance lease	10.6	6.0

Weighted average discount rate:
Operating leases	7.1%	5.1%
Finance leases	8.1%	7.7%

Maturities of lease liabilities, as of March 30, 2024, were as follows:
	Operating Leases	Finance Leases
2024 (nine months)	$17,288	$5,734
2025	20,808	6,570
2026	17,554	5,072
2027	14,089	4,870
2028	10,906	4,627
2029	9,407	4,477
Thereafter	33,031	24,743
Total lease payments	123,083	56,093
Less imputed interest	(27,720)	(19,206)
Present value of lease payments	$95,363	$36,887

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from its ordinary course of business activities. In the opinion of management, these actions will not have a material effect on the Company’s financial position, results of operations or liquidity. The Company’s policy is to record legal accruals when the outcome is probable and can be reasonably estimated and to record legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

On January 4, 2021, prior to our transaction date, our subsidiary Argos USA entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (“DOJ”) related to the sale of ready-mix concrete in the greater Savannah, Georgia area by a small number of employees who joined the Company in October 2011 and were subsequently terminated. Pursuant to the DPA, Argos USA paid a monetary penalty of $20.0 million and was required, among other things, to periodically review and update its antitrust compliance program. The three-year term of the DPA expired on January 4, 2024. As Argos USA fully complied with the terms of the DPA, on January 18, 2024, following the conclusion of the DPA’s three-year term, the United States District Court for the Southern District of Georgia dismissed the criminal charge that was filed against the company in January 2021. Argos USA’s failure to comply with the terms and conditions of the DPA could result in additional criminal prosecution or penalties as well as continued expenses in defending these proceedings. In addition, Argos USA has been named a defendant in a putative class action filed under the caption Pro Slab, Inc. et al. v. Argos USA LLC et al. on behalf of purchasers of ready-mix concrete on November 22, 2017 in the U.S. District Court for the District of South Carolina and includes allegations of price-fixing, market allocation and other anti-competitive practices in the Savannah, Georgia and Charleston, South Carolina markets, seeking monetary damages and other remedies. This case was stayed on February 9, 2022 pending the resolution of the same criminal indictments, and only limited, written discovery may proceed while this stay is in effect.

On June 13, 2023, prior to our transaction date, Argos USA entered into a settlement and compliance agreement with the Federal Highway Administration of the U.S. Department of Transportation that requires, among other things, appointment of an independent monitor until June 2025 to monitor, among other things, bids or awards of publicly funded contracts in Georgia and South Carolina for our ready-mix and cement business, as well as our code of business conduct, antitrust compliance policy, and antitrust compliance program.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of March 30, 2024 and December 30, 2023, $45.3 million and $44.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $5.9 million and $5.1 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of March 30, 2024 and December 30, 2023 were $173.3 million and $141.8 million, respectively.

Payment In Lieu Of Taxes (“PILOT”) Agreement — In connection with the Transaction, Summit Inc. assumed a PILOT agreement related to the Martinsburg, West Virginia cement plant entered into by Argos USA pursuant to an acquisition that occurred in 2016. This agreement, which includes a continuing employment base requirement and other requirements, is in effect through fiscal year 2034. Under this agreement, certain property was conveyed to the West Virginia Economic Development Authority in exchange for certain local tax incentives. The $460.0 million receivable from the municipality related to the conveyance of the property, and the $460.0 million liability associated with the financing, have been offset in the consolidated balance sheets as the opening balance sheet. The annual payment related to the financing, and receipts related to the conveyance of the property for year-ended December 30, 2023 approximated $27.1 million.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of March 30, 2024 and December 30, 2023 was:

	March 30, 2024	December 30, 2023
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$1,701	$139
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$7,727	$9,254

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of March 30, 2024 and April 1, 2023.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of March 30, 2024 and December 30, 2023 was:

	March 30, 2024		December 30, 2023
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$2,826,313	$2,807,601	$2,329,606	$2,300,473
Level 3
Current portion of deferred consideration and noncompete obligations(2)	7,292	7,292	6,868	6,868
Long term portion of deferred consideration and noncompete obligations(3)	12,928	12,928	18,767	18,767
(1)$7.6 million and $3.8 million was included in current portion of debt as of March 30, 2024 and December 30, 2023, respectively.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 1, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion and share-based compensation, as well as various other non-recurring, non-cash amounts.

The West and East segments have several subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of March 30, 2024 and December 30, 2023 and for the three months ended March 30, 2024 and April 1, 2023:

	Three months ended
	March 30, 2024	April 1, 2023
Revenue*:
West	$304,538	$250,882
East	268,694	130,389
Cement	231,783	54,117
Total revenue	$805,015	$435,388
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended
	March 30, 2024	April 1, 2023
Loss from operations before taxes	$(78,526)	$(37,678)
Interest expense	51,892	27,420
Depreciation, depletion and amortization	94,963	50,188
Accretion	1,008	706
Loss on debt financings	5,453	493
Gain on sale of businesses	(14,985)	—
Non-cash compensation	6,720	4,708
Argos USA acquisition and integration costs	61,294	—
Other	(6,594)	(4,636)
Total Adjusted EBITDA	$121,225	$41,201

Total Adjusted EBITDA by Segment:
West	$43,400	$32,678
East	37,476	18,852
Cement	59,454	10
Corporate and other	(19,105)	(10,339)
Total Adjusted EBITDA	$121,225	$41,201

	Three months ended
	March 30, 2024	April 1, 2023
Purchases of property, plant and equipment
West	$25,844	$38,174
East	16,224	15,518
Cement	12,036	6,996
Total reportable segments	54,104	60,688
Corporate and other	4,415	2,896
Total purchases of property, plant and equipment	$58,519	$63,584

	Three months ended
	March 30, 2024	April 1, 2023
Depreciation, depletion, amortization and accretion:
West	$30,338	$26,373
East	23,081	15,535
Cement	40,705	7,998
Total reportable segments	94,124	49,906
Corporate and other	1,847	988
Total depreciation, depletion, amortization and accretion	$95,971	$50,894

	March 30, 2024	December 30, 2023
Total assets:
West	$1,970,633	$1,837,214
East	1,608,962	1,171,944
Cement	4,032,512	904,508
Total reportable segments	7,612,107	3,913,666
Corporate and other	633,171	1,298,863
Total	$8,245,278	$5,212,529

14. RELATED PARTY TRANSACTIONS

As part of the combination with Argos USA, we entered into several agreements with affiliates of Cementos Argos as follows:

We entered into agreements whereby Cementos Argos or an affiliate of Cementos Argos provides various administrative and technical services. The technical service agreement can be terminated with six months advance notice, while the support services agreement expires January 2026. During the first quarter 2024, we paid $0.3 million under these agreements and is included in general and administrative costs in our statement of operations.

We also entered into a cement supply agreement with Cementos Argos with an initial term expiring December 31, 2028. Under this agreement, we will purchase a minimum volume of 425,000 metric tons of cement from an affiliate of Cementos Argos. The purchase price of the cement will be at market prices based on third party quotes. In the first quarter of 2024, we purchased $9.1 million of cement under the cement supply agreement. Cement purchases are capitalized into inventory on the consolidated balance sheet.

We also entered into various agreements whereby an affiliate of Cementos Argos will provide logistics support for importing cement to our terminals. During the first quarter of 2024, we paid the affiliate $5.0 million under the logistics supply agreement, and these costs are capitalized into inventory on our consolidated balance sheet.

We entered into a master purchase agreement where by we will utilize the services of an affiliate of Cementos Argos to negotiate and coordinate supply agreements with international suppliers for the purchase of cement and other materials. This agreement expires December 31, 2025. During the first quarter of 2024, we paid $0.3 million under the master purchase agreement, and these costs are capitalized into inventory on our consolidated balance sheet.

15. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantors in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the Guarantors or Non-Guarantors operated as independent entities.

Condensed Consolidating Balance Sheets
March 30, 2024

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$444,621	$3,035	$41,760	$(3,208)	$486,208
Accounts receivable, net	1,723	433,440	19,613	23	454,799
Intercompany receivables	2,962,527	2,333,674	—	(5,296,201)	—
Cost and estimated earnings in excess of billings	—	10,722	959	—	11,681
Inventories	—	330,727	7,774	—	338,501
Other current assets	6,675	36,480	2,364	—	45,519
Total current assets	3,415,546	3,148,078	72,470	(5,299,386)	1,336,708
Property, plant and equipment, net	43,770	4,292,849	80,736	—	4,417,355
Goodwill	—	1,934,795	56,687	—	1,991,482
Intangible assets, net	—	175,298	4,289	—	179,587
Operating lease right-of-use assets	8,539	76,672	4,040	—	89,251
Other assets	5,391,496	280,725	1,017	(5,442,343)	230,895
Total assets	$8,859,351	$9,908,417	$219,239	$(10,741,729)	$8,245,278
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$7,575	$—	$—	$—	$7,575
Current portion of acquisition-related liabilities	—	8,993	—	—	8,993
Accounts payable	33,255	249,732	8,053	(126)	290,914
Accrued expenses	100,272	90,021	2,849	(3,208)	189,934
Current operating lease liabilities	1,329	14,862	554	—	16,745
Intercompany payables	1,418,021	3,876,327	1,704	(5,296,052)	—
Billings in excess of costs and estimated earnings	—	5,495	510	—	6,005
Total current liabilities	1,560,452	4,245,430	13,670	(5,299,386)	520,166
Long-term debt	2,772,709	—	—	—	2,772,709
Acquisition-related liabilities	—	20,655	—	—	20,655
Noncurrent operating lease liabilities	12,163	63,140	3,315	—	78,618
Other noncurrent liabilities	270,274	318,398	119,290	(98,585)	609,377
Total liabilities	4,615,598	4,647,623	136,275	(5,397,971)	4,001,525
Total members' interest	4,243,753	5,260,794	82,964	(5,343,758)	4,243,753
Total liabilities and members' interest	$8,859,351	$9,908,417	$219,239	$(10,741,729)	$8,245,278

Condensed Consolidating Balance Sheets
December 30, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$310,410	$3,115	$44,899	$(2,755)	$355,669
Restricted cash	800,000	—	—	—	800,000
Accounts receivable, net	6,441	255,836	24,998	(23)	287,252
Intercompany receivables	1,087,570	2,331,879	—	(3,419,449)	—
Cost and estimated earnings in excess of billings	—	9,228	1,061	—	10,289
Inventories	—	234,738	6,612	—	241,350
Other current assets	11,480	13,264	645	—	25,389
Total current assets	2,215,901	2,848,060	78,215	(3,422,227)	1,719,949
Property, plant and equipment, net	35,812	1,858,020	82,988	—	1,976,820
Goodwill	—	1,167,685	58,176	—	1,225,861
Intangible assets, net	—	63,655	4,426	—	68,081
Operating lease right-of-use assets	3,749	28,511	4,293	—	36,553
Other assets	5,384,259	235,719	933	(5,435,646)	185,265
Total assets	$7,639,721	$6,201,650	$229,031	$(8,857,873)	$5,212,529
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$3,822	$—	$—	$—	$3,822
Current portion of acquisition-related liabilities	—	7,007	—	—	7,007
Accounts payable	4,290	111,061	8,293	(23)	123,621
Accrued expenses	88,318	82,065	5,306	(2,755)	172,934
Current operating lease liabilities	804	7,230	562	—	8,596
Intercompany payables	2,890,124	525,230	4,095	(3,419,449)	—
Billings in excess of costs and estimated earnings	—	7,280	948	—	8,228
Total current liabilities	2,987,358	739,873	19,204	(3,422,227)	324,208
Long-term debt	2,283,639	—	—	—	2,283,639
Acquisition-related liabilities	—	28,021	—	—	28,021
Noncurrent operating lease liabilities	7,951	21,587	3,692	—	33,230
Other noncurrent liabilities	5,768	196,759	119,820	(133,921)	188,426
Total liabilities	5,284,716	986,240	142,716	(3,556,148)	2,857,524
Total members' interest	2,355,005	5,215,410	86,315	(5,301,725)	2,355,005
Total liabilities and members' interest	$7,639,721	$6,201,650	$229,031	$(8,857,873)	$5,212,529

Condensed Consolidating Statements of Operations
For the three months ended March 30, 2024

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$823,366	$22,140	$(40,491)	$805,015
Cost of revenue (excluding items shown separately below)	—	649,602	14,900	(40,491)	624,011
General and administrative expenses	49,110	79,117	1,659	—	129,886
Depreciation, depletion, amortization and accretion	1,846	91,191	2,934	—	95,971
Operating (loss) income	(50,956)	3,456	2,647	—	(44,853)
Other income, net	(44,353)	(1,383)	(608)	43,110	(3,234)
Interest expense (income)	70,951	(20,431)	1,372	—	51,892
Gain on sale of business	—	(14,985)	—	—	(14,985)
(Loss) income from operation before taxes	(77,554)	40,255	1,883	(43,110)	(78,526)
Income tax expense (benefit)	776	(1,482)	510	—	(196)
Net (loss) income attributable to Summit LLC	$(78,330)	$41,737	$1,373	$(43,110)	$(78,330)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(83,054)	$41,737	$6,097	$(47,834)	$(83,054)

Condensed Consolidating Statements of Operations
For the three months ended April 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$408,422	$27,761	$(795)	$435,388
Cost of revenue (excluding items shown separately below)	—	335,210	19,622	(795)	354,037
General and administrative expenses	15,221	28,947	1,764	—	45,932
Depreciation, depletion, amortization and accretion	988	47,153	2,753	—	50,894
Operating (loss) income	(16,209)	(2,888)	3,622	—	(15,475)
Other income, net	(19,147)	(277)	(508)	14,715	(5,217)
Interest expense (income)	39,845	(13,795)	1,370	—	27,420
Loss on sale of business	—	—	—	—	—
(Loss) income from operation before taxes	(36,907)	11,184	2,760	(14,715)	(37,678)
Income tax expense (benefit)	304	(1,510)	739	—	(467)
Net (loss) income attributable to Summit LLC	$(37,211)	$12,694	$2,021	$(14,715)	$(37,211)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(37,008)	$12,694	$1,818	$(14,512)	$(37,008)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 30, 2024

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(22,707)	$(14,571)	$3,773	$—	$(33,505)
Cash flow from investing activities:
Acquisitions, net of cash acquired	97,153	(1,198,072)	—	—	(1,100,919)
Purchase of property, plant and equipment	(4,415)	(52,077)	(2,027)	—	(58,519)
Proceeds from the sale of property, plant, and equipment	—	2,662	2	—	2,664
Proceeds from the sale of a business	—	75,993	—	—	75,993
Other	—	(22,640)	—	—	(22,640)
Net cash provided by (used in) investing activities	92,738	(1,194,134)	(2,025)	—	(1,103,421)
Cash flow from financing activities:
Capital distributions to member	(52,015)	52,608	—	—	593
Net proceeds from debt issuance	1,007,475	—	—	—	1,007,475
Loans received from and payments made on loans from other Summit Companies	(1,161,406)	1,165,362	(3,503)	(453)	—
Payments on long-term debt	(504,464)	(1,928)	—	—	(506,392)
Payments on acquisition-related liabilities	—	(6,124)	—	—	(6,124)
Debt issuance costs	(17,550)	—	—	—	(17,550)
Other	(7,860)	(1,293)	(256)	—	(9,409)
Net cash (used in) provided by financing activities	(735,820)	1,208,625	(3,759)	(453)	468,593
Impact of cash on foreign currency	—	—	(1,128)	—	(1,128)
Net increase (decrease) in cash and cash equivalents and restricted cash	(665,789)	(80)	(3,139)	(453)	(669,461)
Cash and cash equivalents and restricted cash—beginning of period	1,110,410	3,115	44,899	(2,755)	1,155,669
Cash and cash equivalents and restricted cash—end of period	$444,621	$3,035	$41,760	$(3,208)	$486,208

Condensed Consolidating Statements of Cash Flows
For the three months ended April 1, 2023

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(55,528)	$49,394	$6,469	$—	$335
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(55,477)	—	—	(55,477)
Purchase of property, plant and equipment	(2,895)	(58,356)	(2,333)	—	(63,584)
Proceeds from the sale of property, plant, and equipment	—	1,777	—	—	1,777
Other	—	(1,045)	—	—	(1,045)
Net cash used in investing activities	(2,895)	(113,101)	(2,333)	—	(118,329)
Cash flow from financing activities:
Capital distributions to member	(55,870)	55,885	—	—	15
Loans received from and payments made on loans from other Summit Companies	(25,853)	24,951	(2,646)	3,548	—
Payments on long-term debt	(1,274)	(3,140)	—	—	(4,414)
Payments on acquisition-related liabilities	—	(11,374)	—	—	(11,374)
Debt issuance costs	(1,566)	—	—	—	(1,566)
Other	(2,740)	(2,766)	(213)	—	(5,719)
Net cash (used in) provided by financing activities	(87,303)	63,556	(2,859)	3,548	(23,058)
Impact of cash on foreign currency	—	—	58	—	58
Net increase (decrease) in cash and cash equivalents	(145,726)	(151)	1,335	3,548	(140,994)
Cash and cash equivalents—beginning of period	498,307	2,864	26,298	(7,018)	520,451
Cash and cash equivalents—end of period	$352,581	$2,713	$27,633	$(3,470)	$379,457